UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  1 )*
                                             ---
                                CompScript, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.0001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204680102
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                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               January 27, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 204680102                                               Page 2 of 5 Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | F.B.W. HOLDINGS, INC.
         | FRANKLYN B. WEICHSELBAUM
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)| |
         |                                                                                  (b)|x|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         | WC, PF, OO
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | 1.  FLORIDA
         | 2.  UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER            NONE
       Shares      |
    Beneficially   |
      Owned by     |
        Each       |
     Reporting     |
       Person      |
        With       |
                   |------------------------------------------------------------------------------
                   |    8       SHARED VOTING POWER       162,497
                   |                                              *SEE ITEM 11 AS TO OPTION SHARES
                   |------------------------------------------------------------------------------
                   |    9       SOLE DISPOSITIVE POWER        NONE
                   | ------------------------------------------------------------------------------
                   |   10        SHARED DISPOSITIVE POWER     162,497
                   |                                              *SEE ITEM 11 AS TO OPTION SHARES
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         | 1,070,000 SHARES OF COMMON STOCK INCLUSIVE OF 745,003 SHARES UNDERLYING OPTIONS TO
         | PURCHASE COMMON STOCK
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         | 8.7% (BASED ON COMMON STOCK OUTSTANDING AT JANUARY 22, 1997)
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         | 1.  CO
         | 2.  IN
--------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 204680102                                       Page 3 of 5 Pages

                                   ATTACHMENT
                                   ----------

ITEM 1. SECURITY AND ISSUER

      This report relates to the Common Stock (par value $.0001 per share) of CompScript, Inc. (the "Company") whose principal office is located at 1225 Broken Sound Parkway, N.W., Suite A, Boca Raton, Florida 33487.

ITEM 2. IDENTITY AND BACKGROUND

      (a)   Name:
            1.  F.B.W. Holdings, Inc.
            2.  Franklyn B. Weichselbaum

      (b)   Business Address/Principal Office:
            1.  6516 Via Rosa, Boca Raton, Florida 33433
            2.  6516 Via Rosa, Boca Raton, Florida 33433

      (c)   Present Principal Business/Occupation:
            1.  Investment Banking
            2.  Investment Banking

      (d)   Convictions:  None

      (e)   Suits and Proceedings:  None

      (f)   State of Incorporation/Citizenship:
            1.  Florida
            2.  U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of securities described previously was derived from personal funds, loans from family members and Shulman & Associates, Inc. (balance of the loans outstanding to be negotiated).

ITEM 4. PURPOSE OF THE TRANSACTION

      F.B.W.   Holdings,   Inc.  and  Franklyn  B.  Weichselbaum   acquired  the
aforementioned securities for investment purposes only and not with the purpose or intent of acquiring control of the Company.

CUSIP No. 204680102                                       Page 4 of 5 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      F.B.W. Holdings, Inc. and Franklyn B. Weichselbaum together would be deemed to be the beneficial owner of 1,070,000 shares of Common Stock of the Company. F.B.W. Holdings, Inc. and Franklyn B. Weichselbaum together shares voting and dispositive power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None

CUSIP No. 204680102                                       Page 5 of 5 Pages

                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 4, 1997                   F.B.W. Holdings, Inc.


                                          By:    /s/ Franklyn B. Weichselbaum
                                             -----------------------------------
                                          Name:  Franklyn B. Weichselbaum
                                          Its:  President


                                            /s/ Franklyn B. Weichselbaum
                                           -------------------------------------
                                           Franklyn B. Weichselbaum